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SEC Mail Processing Section
FEB 28 2013
Washington DC

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 51687 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DZ Financial Markets LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

609 Fifth Avenue
(No. and Street)

New York (City) | New York (State) | 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gerhard Summerer | (212) 745-1600 (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey LLP
(Name – *if individual, state last, first, middle name*)

1185 Avenue of the Americas (Address) | New York (City) | New York (State) | 10036 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

EM 3/9/13

## OATH OR AFFIRMATION

I, Gerhard Summerer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DZ Financial Markets LLC, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KATHLEEN WEBER
Notary Public, State of New York
No. 01WE6002193
Qualified in New York County
Commission Expires Feb. 2, 2014

Kathleen Weber
Notary Public

G. Summerer
Signature

PRESIDENT
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# DZ Financial Markets LLC

Statement of Financial Condition

December 31, 2012

McGladrey

Assurance ▪ Tax ▪ Consulting

# DZ Financial Markets LLC

Statement of Financial Condition

December 31, 2012

Filed as PUBLIC information pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

**DZ Financial Markets**

February 27, 2013

SEC
Mail Processing
Section
FEB 28 2013
Washington DC
402

Securities and Exchange Commission
Office of Filings and Information Services
Branch of Registration and Examinations
Mail Stop 2521
100 F Street, NE
Washington, DC 20549

**RE:** **DZ Financial Markets LLC**
**AUDIT DATE:** **December 31, 2012**

Gentlemen:

Enclosed please find the following reports pursuant to the filing requirements of Rule 17a-5 of the Securities and Exchange Commission:

2: Report Pursuant to Rule 17a-5
2: Statement of Financial Condition (separately bound)

Since a separately bound copy of the Statement of Financial Condition is enclosed, we request confidential treatment of the Report Pursuant to Rule 17a-5.

Very truly yours,

**DZ Financial Markets LLC**

By: Gerhard Summerer
President

Enclosures

## Contents

McGladrey

## Independent Auditor's Report

To the Board of Directors and Member
DZ Financial Markets LLC
New York, New York

### Report on the Statement of Financial Condition

We have audited the accompanying statement of financial condition of DZ Financial Markets LLC (the "Company") as of December 31, 2012 that you filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition.

### Management's Responsibility for the Statement of Financial Condition

Management is responsible for the preparation and fair presentation of this statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

### Auditor's Responsibility

Our responsibility is to express an opinion on this statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

### Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of DZ Financial Markets LLC as of December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

McGladrey LLP

New York, New York
February 26, 2013

**DZ Financial Markets LLC**

**Statement of Financial Condition**
**December 31, 2012**

| | |
|---|---|
| **ASSETS** | |
| Cash and cash equivalents | $ 3,978,297 |
| **Total assets** | $ 3,978,297 |
| **LIABILITIES AND MEMBER'S EQUITY** | |
| Liabilities: | |
| Payable to Parent | $ 332,564 |
| Accounts payable and accrued expenses | 661,385 |
| **Total liabilities** | 993,949 |
| Commitments and Contingencies | |
| Member's Equity | 2,984,348 |
| **Total liabilities and Member's equity** | $ 3,978,297 |

See Notes to Statement of Financial Condition.

**Note 1. Nature of Business and Organization**

DZ Financial Markets LLC (the "Company") is a wholly owned subsidiary of DZ BANK AG (the "Parent"). The Company is a registered broker-dealer with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company acts as a broker for U.S. Qualified Institutional Buyers ("QIBs") that engage in foreign and domestic securities trading and private placement activities. The Company also provides advisory services for underwriters and companies that intend to go public. All trades and placements are executed through affiliates on a delivery versus payment basis.

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that a broker-dealer who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for or owe money or securities to customers, and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as a Special Account for the Exclusive Benefit of Customers of the Company, is exempted from the remaining provisions of Rule 15c3-3, including the requirement to make the reserve computations under Rule 15c3-3.

**Note 2. Significant Accounting Policies**

Use of Estimates: The financial statements are prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"), which require management to make estimates and assumptions, including those regarding financial instrument valuations and certain accrued liabilities that affect the related amounts reported in the financial statements and accompanying notes. Actual results could differ materially from these estimates.

Cash and Cash Equivalents: The Company defines cash and cash equivalents as highly liquid investments with original maturities of three months or less at the time of purchase. From time to time, the Company's account balance held at financial institutions exceeds Federal Deposit Insurance Corporation ("FDIC") insurance coverage and, as a result, there is a concentration of credit risk related to the balance on deposit in excess of FDIC insurance coverage. The Company believes that the risk of loss is not significant. As of December 31, 2012, the Company had $3,900,000 on deposit with a financial institution, an amount in excess of FDIC insurance coverage.

Income Taxes: The Company is a single-member limited liability company ("LLC") that has elected to be a disregarded entity for federal and state income tax purposes. As such, the results of operations are included on the income tax return of its Parent, which is responsible for all income taxes.

As an LLC, the Company's taxable income or loss is allocated to its Parent, the sole member of the Company. Therefore, no provision or liability for income taxes has been included in the financial statements.

The Company follows Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 740, *Income Taxes*, which provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more likely than not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year. Management evaluated the Company's tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements in order to comply with the provisions of this guidance. With few exceptions, the Company is no longer subject to income tax examinations by U.S. federal, state or local tax authorities for years before 2009.

## Note 2. Significant Accounting Policies (Continued)

Recently Adopted Accounting Pronouncement: In May 2011, the FASB issued Accounting Standards Update (ASU) 2011-04, *Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs (ASU 2011-04)*. ASU 2011-04 amended ASC 820, *Fair Value Measurements and Disclosures*, to converge the fair value measurement guidance in GAAP and International Financial Reporting Standards (IFRSs). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures. The amendments are effective for annual periods beginning after December 15, 2011 and was adopted by the Company. The adoption did not have a material impact on the financial statements.

Recently Issued Accounting Pronouncement: In December 2011, the FASB issued new guidance that requires an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. This guidance is effective for annual and interim periods beginning on or after January 1, 2013. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. Since this pronouncement is disclosure related, the adoption of this guidance is not expected to have a material impact on the Company's financial position or results of operations.

## Note 3. Related Party Activities

The Company has service agreements with the Parent. The Company shares many of the same resources to benefit from infrastructural cost savings in the conduct of its business. The Parent provides office space and certain administrative services to the Company. The related payables in the amount of $332,564 are recorded as payable to Parent on the statement of financial condition.

The Company participates in a health plan with the Parent.

## Note 4. Fair Value Measurements

FASB ASC Topic 820 ("ASC 820"), *Fair Value Measurements and Disclosures*, defines fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value, and provides for disclosure requirements for fair value measurements. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities recorded at fair value are categorized based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. The types of financial instruments in Level 1 include listed equities and listed derivatives.

Level 2: Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly, and fair value that is determined through the use of models or other valuation methodologies. Financial instruments in this category generally include certificates of deposit, term deposits, corporate bonds and loans, less liquid and restricted equity securities, certain over-the-counter derivatives and redeemable investments in alternative investment funds. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

**Note 4. Fair Value Measurements (Continued)**

Level 3: Inputs that are unobservable for the asset or liability and that include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation. Financial instruments in this category generally include equity and debt positions in private companies, and nonredeemable investments in alternate investment funds.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment. The following section describes the valuation techniques used by the Company to measure different financial instruments at fair value and includes the level within the fair value hierarchy in which the financial instrument is categorized.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2012:

| | December 31, 2012 | | | |
|---|---|---|---|---|
| | Total | Level 1 | Level 2 | Level 3 |
| Certificate of deposit | $ 3,900,000 | $ 3,900,000 | $ - | $ - |
| **Total** | $ 3,900,000 | $ 3,900,000 | $ - | $ - |

During 2012, there were no transfers between Levels 1, 2 and Level 3.

**Note 5. Commitments and Contingencies**

The Company was subject to a Class Action (the "Action") arising out of the issuance of various securities by a counterparty to a securities underwriting ("counterparty"). The complaint in the Action alleged that the Company underwrote, along with others, two offerings of the counterparty notes in September 2007. In addition to the Company, several other purported underwriters were named as defendants in the Third Amended Complaint. In December 2011, the group defendants, including the Company, and the plaintiffs agreed on a settlement which, except for exchange of documents, was finalized in 2012. In 2011, $4,159,266 was paid by the Company in connection with the agreed-upon settlement.

The Company is also subject to an individual action brought by The California Public Employees' Retirement System ("CalPERS") arising out of the issuance of the same securities by the aforementioned counterparty which is currently pending in the U.S. District Court for Northern California (the "California Action"). The California Action had previously been dismissed for having been time bared. CalPERS addressed the Second Circuit Court of Appeals, which will render its decision sometime in 2013. The California Action asserts claims under Sections 11 and 12 of the Securities Act against the Company and other underwriters based on the same September 2007 offering of counterparty notes that were at issue in the aforementioned Action. The California Action also names several other purported underwriters as defendants.

## Note 5. Commitments and Contingencies (Continued)

In accordance with FASB ASC 540, the Company's policy regarding legal and other contingencies is to accrue a liability when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. In 2011, the Company provided $4,650,000 for all legal settlements. As of December 31, 2012, after payment of $4,159,266 for the class action settlement, the Company has a remaining liability of $490,734 for future settlements, which is included in accounts payable and accrued expenses in the accompanying statement of financial condition. Management of the Company believes that no additional accruals are necessary.

## Note 6. Regulatory Requirements

The Company, as a registered broker-dealer and member of FINRA, is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital equal to $100,000 or 6-2/3% of aggregate indebtedness (as defined), whichever is greater, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. As of December 31, 2012, the Company had net capital and excess net capital of $2,984,348 and $2,884,348, respectively. The ratio of aggregate indebtedness to net capital was .33 to 1.

## Note 7. Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date this financial statement was issued.